UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35838

Marin Software Incorporated

(Exact name of registrant as specified in its charter)

149 New Montgomery Street, 4th Floor

San Francisco, California 94105

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*

As previously reported, on July 1, 2025, Marin Software Incorporated (the “Company”) filed a voluntary petition for relief under chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), and commenced a chapter 11 case for the Company. On August 29, 2025, the Bankruptcy Court entered an order confirming the Second Amended Combined Disclosure Statement and Plan of Reorganization of Marin Software Incorporated Under Chapter 11 of the Bankruptcy Code (the “Plan”). On September 5, 2025 (the “Effective Date”), the Plan became effective pursuant to its terms. As of the Effective Date, and in accordance with the Plan, all outstanding shares of common stock of the Company (including shares of common stock issuable under equity awards granted under the Company’s equity incentive plans) have been cancelled and discharged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Marin Software Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 5, 2025

MARIN SOFTWARE INCORPORATED

By:	/s/ Robert Bertz
	Name:	Robert Bertz
	Title:	Chief Financial Officer